UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date September 16, 2021	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

September 16, 2021

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES RESULTS FROM ISSUANCE OF SUSTAINABLE ORDINARY BONDS

Today Bancolombia S.A. placed in the Colombian public securities market sustainable ordinary bonds in an aggregate principal amount of six hundred thousand million pesos (COP $ 600,000,000,000) (approximately USD 156,847,982.93*), under the program for ordinary bonds, green bonds, social bonds, sustainable bonds, orange bonds and subordinated bonds. Bids for 1.8 times the aggregate amount of bonds offered were received.

The financial terms and conditions of the placed bonds are described below:

Subseries	E3	C5	C12
Issuance date	09/16/2021	09/16/2021	09/16/2021
Maturity	3 years	5 years	12 years
Maturity Date	09/16/2024	09/16/2026	09/16/2033
Indexing	IBR as of the first day of the interest period	IPC as of the first day of the interest period	IPC as of the first day of the interest period
Maximum rate of return offered in the notice	IBR + 1,55% nominal monthly rate	IPC + 2,65% effective rate	IPC + 4,00% effective rate
Bid Cut-off rate	IBR + 1,30% nominal monthly rate	IPC + 2,47% effective rate	IPC + 3,69% effective rate
Rate optimization	25 basis points	18 basis points	31 basis points
Interest payment frequency	Monthly in arrears	Quarterly in arrears	Quarterly in arrears
Principal repayment	At maturity	At maturity	At maturity
Interest payment dates	On the 16th day of each month beginning on the issuance date and ending on the maturity date	On the 16th of December, March, June and September, beginning on the issuance date and ending on the maturity date
Interest period basis	360 days	365 days	365 days
Bids received	COP 214.403 MM (approximately USD 56,047,796.81*)	COP 299.205 MM (approximately USD 78,216,167.89*)	COP 565.500 MM (approximately USD 147,829,223.92*)
Aggregate amount placed	COP 164.703 MM (approximately USD 43,055,555.56*)	COP 183.797 MM (approximately USD 48,046,981.20*)	COP 251.500 MM (approximately USD 65,745,446.18*)
Nominal value	COP $1.000.000 (approximately USD 261.41*)	COP $1.000.000 (approximately USD 261.41*)	COP $1.000.000 (approximately USD 261.41*)

The offering was led by Banca de Inversión Bancolombia S.A. Corporación Financiera as structuring agent and coordinator. Bancolombia S.A. Establecimiento Bancario and Valores Bancolombia S.A. Comisionista de Bolsa acted as leading placement agents.

* Market representative rate on September 16, 2021: USD 1 = COP $3.825,36

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Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Carlos Raad Baene
Corporate VP	Financial VP	IR Manager
Tel.: (571) 4885675	Tel.: (571) 4885934	Tel.: (571) 4885371